UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-26059

China Sky One Medical, Inc. - American Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Room 1706, No. 30 Di Wang Building, Gan Shui Road,
Nangang District, Harbin, People’s Republic of China 150001
86-451-53994073

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, $0.001, par value

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

* 17CFR240.12d2-2(a)(1)

* 17 CFR 240.12d2-2(a)(2)

* 17 CFR 240.12d2-2(a)(3)

* 17 CFR 240.12d2-2(a)(4)

*  Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒  Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Date September 12, 2008	Name: /s/ Liu Yan-Qing	Title: President and Chief Executive Officer

SEC1654(03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.